Exhibit 99.75

DHX Media Announces Dividend Reinvestment Plan

HALIFAX, Nov. 29, 2013 /CNW/ - DHX Media Ltd. (TSX: DHX) ("DHX"), announces that it has instituted a Dividend Reinvestment Plan (the "Plan") to enable Canadian resident shareholders ("Shareholders") to automatically reinvest all cash dividends paid on their Common Shares of DHX ("Shares") in additional Shares.

The Plan

To enroll in the Plan, beneficial Shareholders must contact their broker who is a CDS participant and who holds the Shareholder's Shares. Registered Shareholders must contact Computershare Trust Company of Canada (the "Plan Agent") National Customer Contact Centre at 1-800-564-6253. Once enrolled, participation in the Plan will continue automatically unless terminated.

Enrolment for all Shareholders will begin December 2nd, 2013.

Shareholders wishing to acquire Shares under the Plan in connection with the previously announced dividend payable on December 27, 2013 to shareholders of record as of December 6, 2013 must enroll by December 9th, 2013.

Plan Shares will be issued directly from the treasury of DHX at a price equal to 97% of the volume weighted average price of the Common Shares traded on Toronto Stock Exchange during the last 10 trading days preceding the date on which cash dividends are paid on Common Shares (the "Dividend Payment Date").

DHX reserves the right to amend, suspend or terminate the Plan at any time, but such action shall have no retroactive effect that would prejudice the interest of the Plan participants. Participants will not be responsible for any brokerage commissions, administration costs or other service charges in connection with the Plan. All such costs will be paid by DHX.

DHX has initially reserved for issuance with the Toronto Stock Exchange (TSX) 1,200,000 additional Shares to accommodate the purchase of Shares under the Plan. The number of Shares to be issued under the Plan may be changed by DHX at any time, subject to TSX approval.

For more information about the Plan and its terms and conditions see www.dhxmedia.com under "Investors".

About DHX Media Ltd.:

DHX Media (www.dhxmedia.com) is a leader in the creation, production and licensing of family entertainment rights. DHX Media owns, markets and distributes 9,500 half hours of children's entertainment content, and exploits owned properties through its consumer products licensing business. DHX Media is recognized for brands such as Yo Gabba Gabba!, Caillou, Teletubbies, In the Night Garden, Inspector Gadget, Johnny Test and Super WHY!. DHX Media's full-service international licensing agency, Copyright Promotions Licensing Group, (CPLG), represents numerous entertainment, sport and design brands. DHX Media has offices in Toronto, Los Angeles, Vancouver, Halifax, London, Paris, Barcelona, Milan, Munich and Amsterdam and is listed on the Toronto Stock Exchange.

Disclaimer

This press release contains forward-looking statements with respect to the Company. Although the Company believes that the expectations reflected in such forward looking statements are reasonable, such statements involve risks and uncertainties and are based on information currently available to the Company. Actual results may differ materially from those expressed or implied by such forward looking statements. Factors that could cause actual results or events to differ materially from current expectations, among other things, include risks related to market factors, including changing popularity of the titles in the Company's production library, application of accounting policies and principles, and production related risks, and other factors discussed in materials filed with applicable securities regulatory authorities from time to time including matters discussed under "Risk Factors" in the Company's short form prospectus dated November 14, 2013, Annual Information Form, and the annual Management Discussion and Analysis. These forward-looking statements are made as of the date hereof, and the Company assumes no obligation to update or revise them to reflect new events or circumstances.

SOURCE: DHX Media Ltd.

%SEDAR: 00023380E

For further information:

David A. Regan - EVP, Corporate Development & IR
+1 902-423-0260

CO: DHX Media Ltd.

CNW 07:00e 29-NOV-13